FIRSTSERVICE CORPORATION
1140 BAY STREET, SUITE 4000
TORONTO, ONTARIO
M5S 2B4
CANADA
Tel. 416-960-9500
Fax. 416-960-5333

November 17, 2008

Cicely LaMothe
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Dear Ms. LaMothe:

Re: Your letter dated October 22, 2008 regarding FirstService Corporation
Form 40-F as of March 31, 2008
File No. 0-24762

This letter provides responses to the comments in the above-referenced letter.  Our responses are keyed to that letter.

Form 40-F for the year ended March 31, 2008
Exhibit 2
Financial Statements and Notes

Note 4 - Dispositions, page 18

1.
Comment:  We read your response to comment three.  Please confirm that in future filings you will include disclosure stating your methodology for determining the initial measurement of fair value for your guarantees.

Response:  In response to the Staff’s comment, we confirm that we will, in future filings, include disclosure stating our methodology for determining the initial measurement of fair value for our guarantees.

Note 18 - Commitments and Contingencies
Minority Shareholder Agreements, page 30

2.
Comment:  We understand that you believe your minority shareholder agreements are not within the scope of SFAS 150.  Please tell us what literature you are relying upon to account for these agreements and your consideration of SFAS 133 and EITF Topic D-98.  Further, given the amount of potentially issuable shares if the put/call arrangements were exercised, please expand to disclose in future filings the amount of Subordinate Voting Shares that would be issued at the end of the period.

Response:  We advise the Staff that the Company evaluated the accounting for the shareholder agreements with minority shareholders of our subsidiaries pursuant to the guidance in SFAS 133 and EITF Topic D-98.

Under SFAS 133, we determined that the minority share put/call options do not meet the definition of a derivative instrument as they do not specifically provide for net settlement as required in paragraph 6(c) of SFAS 133.  As the embedded “put” and “call” options in the minority shareholder agreements require the physical delivery of either cash or Subordinate Voting Shares, these options do not require or permit net settlement.

We evaluated the minority shareholder agreements pursuant to the guidance in EITF Topic D-98, which focuses on the issues of (i) classification of redeemable securities; and (ii) measurement of redeemable securities.

On the issue of classification, the minority interests have historically been classified outside of permanent equity.  EITF Topic D-98 is intended to apply to redeemable securities that would otherwise be classified in permanent equity and therefore is not applicable to these minority interests, despite the redemption feature.  That is, since minority interest balances are already excluded from permanent equity, it is not necessary to apply EITF Topic D-98 to puttable shares at the subsidiary level.

We have evaluated the measurement provisions of EITF Topic D-98 as it relates to the Company’s outstanding minority interests and concluded that the minority interests should be accounted for on the basis of consolidation accounting rules under ARB 51, and not within the scope of EITF Topic D-98.  That is, minority interest is increased and decreased only for its share of earnings or loss and dividends paid.  The minority interest share of earnings is recognized in the computation of consolidated net earnings.  The recognition of minority interest is not impacted by the existence of put options.

Upon the redemption of minority shares, we apply the purchase method under SFAS 141 for the acquired minority interest.

We believe this accounting treatment is consistent with the guidance in paragraph 41 of EITF Topic D-98 which acknowledges that there may be instances whereby entities have not applied the measurement guidance of paragraphs 13 to 17 of EITF Topic D-98.  We are in the process of evaluating the impact of the adoption of SFAS 160 on our minority shareholder agreements.  SFAS 160 will be effective for the Company on January 1, 2009.

We note that paragraph 41 of EITF Topic D-98 states “In periods preceding such initial adoption (of SFAS 160), those registrants should disclose the redemption amount of those securities on the face of the balance sheet, and provide disclosures of the pertinent terms and conditions of those securities in the footnotes.” We advise the Staff that the Company has disclosed the terms of the minority shareholder agreements which commit the Company to acquire those minority interests, along with the estimated fair value of the minority shares, in (i) the notes to the consolidated financial statements, with reference to such note disclosure also made on the face of the balance sheet; and (ii) the MD&A.

In response to the Staff’s comment, we will expand our disclosure in future filings to include the amount of Subordinate Voting Shares that would be issued at the end of each period.

We hope that this response is satisfactory as the Staff work towards the completion of its review.  If the Staff requires any further information, please contact us.

In connection with this response, we acknowledge (i) that we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ John B. Friedrichsen

John B. Friedrichsen
Senior Vice President and Chief Financial Officer
FirstService Corporation